UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD
Specialized Disclosure Report

Acacia Communications, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	001-37771	27-0291921
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

3 Mill and Main Place, Suite 400	Maynard, MA	01754
(Address of principal executive officers)		(Zip Code)
Janene I. Asgeirsson, 978-938-4896
(Name and Telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[✓] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

SECTION 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Acacia Communications, Inc. (“Acacia,” the “Company,” “we,” “us” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2018 to December 31, 2018. We have included the Conflict Minerals Report as Exhibit 1.01 to this Form SD and it is publicly available at http://ir.acacia-inc.com/phoenix.zhtml?c=254242&p=irol-sec.*

For the year 2018, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as “3TGs”), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia, collectively, with the DRC, the “Covered Countries”). Accordingly, we have conducted a reasonable country of origin inquiry that was designed to determine whether any of the 3TGs in our Covered Products originated in a Covered Country or were from recycled or scrap sources.

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*
The reference to Acacia’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SECTION 2 – Exhibits

Item 2.01 Exhibits.

The following exhibit is filed as part of this Form SD.

Exhibit Number	Description

1.01	Conflict Minerals Report of Acacia Communications, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Acacia Communications, Inc.

Date: May 31, 2019	By:	/s/ Janene I. Ásgeirsson
Janene I. Ásgeirsson
Chief Legal Officer and Secretary